Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.drinkerbiddle.com

October 31, 2014

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Monique Botkin

RE:	FlexShares® Trust (the “Trust” or “Registrant”)

Post-Effective Amendment No. 48 to Registration Statement on Form

N-1A (File Nos. 333-173967 and 811-22555)

Dear Ms. Botkin:

The following responds to the comments that you provided to us on October 3, 2014, regarding the above-referenced post-effective amendment to the Trust’s registration statement on Form N-1A (the “Post-Effective Amendment”). The Post-Effective Amendment was filed to register shares of a new portfolio of the Trust: FlexShares® Credit-Scored US Corporate Bond Index Fund (the “Fund”).

Our responses follow your comments. Terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement. The changes to Trust’s disclosure discussed below will be reflected in a Post-Effective Amendment to the Trust’s Registration Statement (the “Amendment”).

Prospectus

Summary Section – Fund Name

1. Comment: Please supplementally explain what is meant by “Credit-Scored” in the Fund name.

Response: The term “Credit-Scored” refers to a proprietary credit score that is used in the index methodology of the Underlying Index, the Northern Trust Credit-Scored US Corporate Bond IndexSM. See Appendix A to this letter for a description of the Underlying Index.

Summary Section – Fee Table

2. Comment: In the Fees and Expenses table of the Fund, please remove the line item for “Shareholder Fees” as the Fund does not charge shareholder fees.

Response: The requested revision will be made.

3. Comment: Please confirm supplementally that fees and expenses associated with the Fund’s investments in underlying funds, including private funds, will be included under “Acquired Fund Fees and Expenses” in the “Annual Fund Operating Expenses” table if such expenses are more than 1 basis point or, if they do not exceed 1 basis point, that they will be included in the line item “Other Expenses.”

Response: The Registrant so confirms.

5. Comment: Please confirm that there is no recoupment of expenses under the expense reimbursement agreement between the Fund and the Fund’s investment adviser.

Response: The Registrant so confirms.

6. Comment: Please supplementally provide the required fee table disclosure that will be included in the Fund’s prospectus.

Response: Please see Appendix B to this letter for the fee table disclosure that will be included in the Fund’s prospectus filed as part of the Amendment.

Summary Section - Principal Investment Strategies

7. Comment: Please supplementally confirm where in the registration statement it discusses which securities are in the Underlying Index.

Response: A description of the securities included in the Underlying Index will be set forth in the description of the Underlying Index in the Statement of Additional Information.

8. Comment: Because the Fund invests in securities rated BBB, the terms ‘superior quality,” “higher yield” and “low rate of risk” should not be used. Some suggested terms are “investment-grade” or “relatively lower risk” or “moderately low risk.”

Response: The disclosure has been revised as follows:

“The Underlying Index reflects the performance of a portfolio of US-dollar denominated bonds of companies that are considered by the Index Provider to have higher credit quality, lower risk of default and the potential for higher yield, price appreciation and liquidity relative to the universe of securities comprising the Northern Trust US Investment-Grade Corporate Bond IndexSM (the “Parent Index”), pursuant to the Underlying Index’s index methodology.”

9. Comment: Please disclose how “higher liquidity” is measured and what is it in relation to.

Response: Please see response to comment no. 8 above. The following disclosure also has been added:

“In order to be eligible for inclusion in the Underlying Index, a bond must have $500 million or greater outstanding principal at the time of index rebalance and be issued by the top 80% of issuers represented in the Parent Index based on the issuers’ respective total outstanding market capitalization of debt.”

10. Comment: State whether the Fund is currently concentrated in a particular industry and what percentage is the concentration.

Response: The Fund has not yet commenced operations. Accordingly, the following disclosure will be added to the prospectus:

“As of October 27, 2014, the Underlying Index was concentrated in the following industry: Banking (36.32%).The components of the Underlying Index, and the degree to which these components represent certain industries, may change over time.”

11. Comment: The Fund should consider adding that the Underlying Index is a new index and add the inception date. If this disclosure is not added, please explain supplementally why not.

Response: The disclosure will be revised as follows:

“The Underlying Index is a new index, with an inception date of October 10, 2014.”

12. Comment: Please supplementally explain what “subset of the Parent Index” means and how a rebalance affects it.

Response: There is 100% overlap, i.e., the securities included in the Underlying Index are component securities of the Parent Index. The number of securities in the Underlying Index will fluctuate with each rebalancing.

The term “subset” has been removed from the disclosure and has been revised as follows:

“Securities included in the Underlying Index are component securities of the Parent Index.”

13. Comment: Please supplementally explain the transparent, objective rules for security selection, exclusion, rebalancing and adjustments for corporate actions.

Response: Please see Appendix A to this letter for a description of the transparent, objective rules regarding security selection, exclusion, rebalancing and adjustments for corporate actions.

Prospectus- Derivatives

14. Comment: Please review the Fund’s disclosure to ensure that it accurately describes the types of derivatives the Fund will use as a part of its principal investment strategies as well as the related risks. In connection with this comment, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

Response: The Registrant has reviewed the Fund’s disclosure and believes that it is consistent with SEC staff guidance.

15. Comment: Please confirm whether the Fund intends to use total return swaps and whether the intended segregation of assets will comply with the Investment Company Act of 1940. Please also be advised that the Staff may develop further guidance in this area, which could affect the Fund’s future operations.

Response: The Fund does not intend to use total return swaps as part of its principal investment strategy. If the Fund does use total return swaps, it will comply with the segregation of assets requirements under the Investment Company Act of 1940. The Registrant acknowledges that the SEC or the Staff may develop further guidance in this area, which could affect many funds’ (including the Fund’s) future operations.

16. Comment: Please provide additional detail about the types of derivatives (including swap contracts, if applicable) that the Fund may use.

Response: The disclosure currently states that the Fund may use futures contracts and options on futures to help track the Underlying Index. Additional information about futures contracts and options on futures is contained in “Additional Fund Information – Additional Information about the Fund’s Investments and Principal Risks.”

17. Comment: If the Fund intends to sell credit default swaps, please confirm supplementally that, for purposes of Section 18 of the 1940 Act, the Fund determines its segregation obligations based on the full notional value of the credit default swaps.

Response: The Fund does not currently intend to sell credit default swaps. If the Fund sells credit default swaps, it will determine its segregation obligations based on the full notional value of the credit default swaps.

18. Comment: Please disclose that the Index Provider is affiliated with the Fund’s investment adviser.

Response: The following disclosure currently appears in the summary section:

“…as determined by NTI, in its capacity as index provider (the “Index Provider”).

19. Comment: Please consider including additional information as to what “securities not included in the Underlying Index” the Fund may invest in.

Response: The Registrant has included information regarding securities not included in the Underlying Index that the Fund may invest in the section “Additional Fund Information – Additional Information about the Fund’s Investments and Principal Risks.”

Summary section - Risks

20. Comment: Please disclose, if true, that the Fund could use derivatives to such an extent that the Fund’s total investment exposure could exceed its net assets and performance could be solely based on assets it did not own.

Response: The Registrant does not intend to use derivatives to such an extent.

21. Comment: Please confirm whether the Concentration Risk description adequately describes the risks of this Fund. If yes, please explain why.

Response: The Fund’s Underlying Index is concentrated in the U.S. financials sector and banking industry. The Concentration Risk description will be revised to describe the risks of concentration in the U.S. financials sector and banking industry.

22. Comment: Please confirm whether leverage risk is a principal risk of this Fund, and if so, please add disclosure regarding leverage risk.

Response: Leverage risk is not a principal risk of the Fund.

23. Comment: In light of the underlying holdings of the Fund, expand the liquidity risk discussion, particularly the disclosure should be supplemented to disclose that in adverse market conditions, the Fund’s price may began to reflect illiquidity or pricing uncertainty of the Fund’s underlying assets.

Response: The disclosure will be revised as requested.

24. Comment: Please explain what a TBA transaction is in the Counterparty Risk discussion.

Response: The Fund does not intend to invest in TBA transactions and the reference to TBA transactions in Counterparty Risk has been removed.

Additional Information

25. Comment: Please explain supplementally what “special transactions” are in the description of Derivatives Risk.

Response: The term “special transactions” has been removed from the description of Derivatives Risk.

Statement of Additional Information

Index Description

26. Comment: Please supplementally provide a description of the Underlying Index that will be included in the SAI.

Response: A description of the Underlying Index that will appear in the SAI is included at Appendix A.

Sincerely,

/s/ Veena K. Jain
Veena K. Jain

Copy to:	Peter K. Ewing
Craig R. Carberry
Diana E. McCarthy

APPENDIX A

Northern Trust Credit-Scored US Corporate Bond IndexSM

Number of Components: Approximately 1100

Inception Date: October 10, 2014

The Northern Trust Credit-Scored US Corporate Bond Index is designed to measure the performance of a portfolio of US-dollar denominated bonds of companies with superior credit quality, low risk of default and the potential for higher yield and price appreciation, along with increased liquidity.

Eligible Securities

In order to be eligible for inclusion in the Northern Trust Credit-Scored US Corporate Bond Index, each bond issue must be: i) a constituent of the Northern Trust Investment Grade US Corporate Bond Index; ii) from a top 80% issuer based on outstanding market capitalization of debt1; iii) $500 million or greater in terms of outstanding principal at each rebalance; and iv) issued by a publically traded company2.

Methodology

The construction of the Underlying Index begins with a securities screen to determine eligible securities (as described above). Once all eligible securities have been identified, the securities’ are then optimized based on their exposure to quantitative factors such as: Credit-Score3, as determined by Northern Trust’s Quantitative Research team’s proprietary scoring model4, Option Adjusted Spread (OAS)5, and Effective Duration6. The primary objective of the optimization is to maximize exposure to the credit-score factor, and maintain a similar Option Adjusted Spread and Effective Duration profile relative to the eligible universe. In addition to that main objective, systematic risk is managed during the optimization utilizing several constraints.

These constraints are listed below (bounds show as relative weightings unless otherwise noted): Security level constraint: to limit an index constituent’s maximum or minimum weight versus the

[1]	All issuers within the Northern Trust Investment Grade US Corporate Bond Index are sorted by weight in descending order, and issuers are selected as eligible until the index has reached the 80% cumulative market capitalization level of total debt outstanding in the evaluated universe.

[2]	Issuer is required to have an active listing on one of the global equity exchanges.
[3]	This factor seeks to identify companies that exhibit strength in both short-term and long term solvency.
[4]	The core components of the proprietary credit scoring model are based on quantitative ranking of various metrics obtained from company filings and recent price activity. These scores have three components:

Management Efficiency (e.g. corporate finance activities), Profitability (e.g. assess the reliability and sustainability of financial performance) and Solvency (short and long term).

[5]	A measurement of the spread of a security’s rate of return and the risk-free rate of return, adjusted to account for any embedded options.

[6]	A measure of the sensitivity of the price of a bond to a change in interest rates, adjusted for embedded options, and commonly utilized to evaluate a bond’s theoretical change in value given a shift in the yield curve.

eligible universe to either full underweight or two times (2x) the weight in the eligible universe; Minimum absolute constituent constraint: to require that each index constituent has a weight of at least one basis point (0.01%); Minimum absolute turnover constraint: to require that index turnover at the constituent level is larger than one basis point (0.01%) for each change made during the rebalance; Credit-Score constraint: to remove bonds ranking in the lowest quintile in non-Financial sectors7; Issuer level constraint: to limit each issuer’s absolute weight to 8% or less; and Sector constraint: to limit the index’s maximum or minimum sector weight exposure to +/-10% versus the eligible universe. All the systematic risk constraints are placed in the constraint hierarchy so when a solution is not feasible due to hard constraints, a relaxed solution is found.

Any changes to this methodology will be announced to the public at least sixty (60) days in advance prior to becoming effective.

Rebalancing and Reconstitution

The Northern Trust Credit-Scored US Corporate Bond Index is rebalanced monthly8 on the last business day of the month in which U.S. bond markets are open for trading9, and becomes effective immediately after the market close. Intra-period adjustments may be made at the discretion of the index provider in connection with errors, changes in eligibility, and corporate actions. All changes to constituents and weightings will be announced to the public at least two (2) days prior to rebalancing, and again with definitive weights after the close of the rebalance date, before the following business day’s market open.

[7]	Northern Trust’s Asset Management team categorizes all issues present in the Northern Trust Investment Grade US Corporate Bond Index into the following sectors: Consumer, Energy, Financials, Industrials, and Telecom, Technology & Media (TTM).
[8]	Data used to strike the forward index is locked down for construction purposes eight business days prior to month end.
[9]	Per the US holiday schedule posted at www.sifma.org/services/holiday-schedule/.

APPENDIX B

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You will also incur usual and customary brokerage commissions when buying or selling shares of the Fund in the secondary market, which are not reflected in the example that follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.22%
Distribution (12b-1) Fees	0.00%
Other Expenses(1)	0.01%
Total Annual Fund Operating Expenses	0.23%
Expense Reimbursement(2)	(0.01%)
Total Annual Fund Operating Expenses After Expense Reimbursement	0.22%

(1)	Under the Fund’s Investment Advisory Agreement, the Fund is responsible for the following expenses: interest expenses, brokerage commissions and other trading expenses, fees and expenses of the independent trustees and their independent legal counsel, taxes and other extraordinary costs such as litigation and other expenses not incurred in the ordinary course of business. Other expenses are estimated for the current fiscal year as the Fund has not commenced operations as of the date of this Prospectus.
(2)	Northern Trust Investments, Inc. (“NTI” or “Investment Adviser”) has contractually agreed to reimburse the fees and expenses of the Trust’s independent trustees and their independent legal counsel until November 3, 2015. The Fund’s Board of Trustees may terminate the contractual arrangement at any time if it determines that it is in the best interest of the Fund and its shareholders.